EXHIBIT LL

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2005 on Form 18-K filed with the SEC on June 30, 2006, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

In June 2006, the National Congress approved the formation of a parliamentary commission of inquiry (CPI) to investigate allegations of irregularities in ambulance purchases. On August 21, 2006, the Federal Senate announced that three Senators, all subsequently acquitted, would be subject to investigation through the CPI. On August 22, 2006, the Ethics Committee of the Chamber of Deputies announced that 67 of its members would be investigated, bringing the total number of legislators investigated to 70. Following the October 2006 elections, only five of the Deputies investigated were reelected. If found guilty, the Congressmen would be subject to expulsion.

In the first round of the presidential election on October 1, 2006, President da Silva received 48.6% of the votes cast, while Mr. Alckmin received 41.6%, with the remainder divided between six other candidates. Because neither Mr. da Silva nor Mr. Alckmin received a majority of the votes cast, they faced each other in a runoff election on October 29, 2006. In that runoff election, Mr. da Silva received 60.8% of the votes cast and was reelected President of Brazil. On January 1, 2007, Mr. da Silva took the oath of office for a second four-year term.

Mr. da Silva is a member of the Worker’s Party (Partido dos Trabalhadores, or PT). Following the October 2006 elections, Mr. da Silva’s party held, as of January 1, 2007, 16.2% of the seats in the Chamber of Deputies and 12.3% of the seats in the Senate. Because the PT holds a minority of the seats in each house of Congress, the success of Mr. da Silva’s initiatives will depend, in part, on his ability to form coalitions with members of other political parties. On November 30, 2006, the Brazilian Democratic Movement Party (Partido do Movimento Democrático Brasileiro, or PMDB), the political party with the largest representation in Congress, voted to join Mr. da Silva’s coalition government.

On February 1, 2007, Arlindo Chinaglia, a member of the PT, was elected president of the Chamber of Deputies while Renan Calheiros, a member of the PMDB, was re-elected as president of the Senate.

On March 15, 2007, the Senate approved the formation of a new CPI to investigate the use of federal budget resources destined for non-governmental organizations (or NGOs), both in Brazil and abroad, between the years 2003 and 2006.

In March 2007, President da Silva appointed eleven new Ministers for each of the Ministries of Health, Justice, National Integration, Tourism, Agriculture, Institutional Relations, Labor, Social Security, Development, Transportation and Social Communication. President da Silva promoted a cabinet reorganization to accommodate allies, particularly the PMDB, the largest party in the coalition.

On May 3, 2007, the Chamber of Deputies formed a CPI to investigate the causes of the crisis with respect to air traffic control. Two thirds of the members of the CPI are from Mr. da Silva’s coalition government in Congress. The CPI has four months to present its findings, but such period may be extended for an additional 2 months. On May 17, 2007, the Senate also formed a CPI to investigate the air traffic control crisis.

Balance of Payments; Foreign Trade; International Reserves

In 2006, Brazil registered an accumulated trade surplus of approximately U.S.$46.1 billion, versus an accumulated trade surplus of approximately U.S.$44.7 billion in 2005. Exports in 2006 totaled U.S.$137.5 billion, a 16.2% increase over 2005, while imports totaled U.S.$91.4 billion, a 24.2% increase from the

U.S.$73.6 billion recorded in 2005. The trade balance in 2006 resulted in an accumulated current account surplus of approximately U.S.$13.5 billion, compared to an accumulated surplus of approximately U.S.$14.0 billion in 2005. The accumulated balance of payments surplus was approximately U.S.$30.6 billion in 2006 compared to an accumulated surplus of approximately U.S.$4.3 billion in 2005.

During the first three months of 2007, Brazil registered a trade surplus of approximately U.S.$8.7 billion, versus a trade surplus of approximately U.S.$9.3 billion for the corresponding period in 2006. Exports in the first three months of 2007 totaled U.S.$33.9 billion, a 15.4% increase over the corresponding period of 2006, while imports totaled U.S.$25.2 billion, a 25.4% increase from the U.S.$20.1 billion recorded for the corresponding period in 2006. The trade balance during the first three months of 2007 resulted in a current account surplus of approximately U.S.$1.7 billion, compared to a surplus of approximately U.S.$1.6 billion for the corresponding period in 2006. The balance of payments surplus was approximately U.S.$23.4 billion for the first three months of 2007 compared to a surplus of approximately U.S.$5.8 billion for the corresponding period in 2006.

Preliminary trade figures for May 2007 indicate that Brazil registered an accumulated trade surplus of approximately U.S.$16.8 billion during the first five months of 2007 versus an accumulated trade surplus of approximately U.S.$15.5 billion during the corresponding period of 2006. Exports during the first five months of 2007 totaled U.S.$60.0 billion, a 21.2% increase over the U.S.$49.6 billion recorded during the corresponding period of the previous year. Imports during the first five months of 2007 totaled U.S.$43.2 billion, a 26.7% increase from the U.S.$34.1 billion recorded during the corresponding period of the previous year.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$49.3 billion on December 31, 2003, U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005 and U.S.$85.8 billion on December 29, 2006. On May 2, 2007, Brazil’s international reserves totaled U.S.$122.4 billion.

On August 3, 2006, President da Silva issued Provisional Measure No. 315, which permits Brazilian exporters to keep their export revenues abroad, subject to limits fixed by the National Monetary Council of Brazil, and to use such funds for purposes of investment and debt service. Previously, such exporters were required to repatriate 100% of their export earnings. Funds held abroad would be exempt from the provisional financial contribution levy (CPMF). National Monetary Council of Brazil Resolution No. 3,389 dated August 3, 2006 limits the amount that Brazilian exporters can maintain abroad to 30% of their export revenues. The measures are intended to lower exporters’ costs.

Gross Domestic Product

On June 13, 2007, it was announced that Brazil’s gross domestic product (“GDP”) grew by 4.3% during the first quarter of 2007 relative to the corresponding period of 2006. The agricultural, industrial and services sectors increased by 2.1%, 3.0% and 4.6%, respectively, during the first quarter of 2007 relative to the corresponding period of the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased by 7.2% during the first quarter of 2007 relative to the corresponding period of 2006, largely as a result of an increase in construction and the production and importation of machinery and equipment, while household consumption rose by 6.0%, the tenth consecutive increase in this quarterly comparison, in relation to the same quarter in the previous year.

GDP grew by 0.8% relative to the fourth quarter of 2006 due primarily to a 1.7% increase in the services sector; the industry sector was stable at 0.3% and the agricultural sector decreased by 2.4%. In terms of internal demand, Government consumption increased by 3.5% in the first quarter of 2007, after a decrease of 0.2% in the previous quarter. Investments increased by 2.1%, and household consumption increased by 0.9%. In terms of external demand, exports of goods and services increased by 1.2%; and imports of goods and services increased by 4.1%.

On March 21, 2007, the Fundação Instituto Brasileiro de Geografia e Estatística (“IBGE”), concluding a two-year effort to improve Brazil’s National Accounts System, revised its methodology for calculating GDP and restated historic GDP data since 1995. Under the new methodology, a broader range of sources of information is used to provide a more accurate measure of Brazil’s GDP. Sources such as IBGE’s annual surveys of economic segments, tax receipts information and household surveys are utilized to calculate GDP. As a result, activities that were previously estimated under the prior methodology, such as government consumption and financial intermediation, are now measured. In addition, the relative weights of economic activities were adjusted to give greater importance to services such as telecommunications and transportation.

As restated, Brazil’s real GDP growth for the years 2000 through 2005 was revised upward. Using the prior methodology, Brazil’s real GDP growth was 4.4% in 2000, 1.3% in 2001, 1.9% in 2002, 0.5% in 2003, 4.9% in 2004 and 2.3% in 2005. Using the new methodology, Brazil’s real GDP growth was 4.3% in 2000, 1.3% in 2001, 2.7% in 2002, 1.1% in 2003, 5.7% in 2004 and 2.9% in 2005. As a result, Brazil registered an average real GDP growth for the six-year period from 2000 to 2005 of 3.0%, compared to 2.6% average real GDP growth for the same period using the prior methodology. The new methodology therefore suggests a different pace of economic growth than previously believed, and in particular growth after 2002 was higher using the new methodology.

Nominal GDP also was adjusted upwards by 7.1% in 2000, 8.6% in 2001, 9.8% in 2002, 9.2% in 2003, 9.9% in 2004 and 10.9% in 2005. Using the prior methodology, Brazil’s nominal GDP was R$1.1 billion in 2000, R$1.2 billion in 2001, R$1.3 billion in 2002, R$1.6 billion in 2003, R$1.8 billion in 2004 and R$1.9 billion in 2005. Using the new methodology, Brazil’s nominal GDP was R$1.2 billion in 2000, R$1.3 billion in 2001, R$1.5 billion in 2002, R$1.7 billion in 2003, R$1.9 billion in 2004 and R$2.1 billion in 2005.

Using the prior methodology, Brazil’s real GDP grew 2.9% in 2006 relative to the previous year. The agricultural, industrial and services sectors increased 3.2%, 3.0% and 2.4%, respectively, in 2006 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased 6.3% in 2006 relative to 2005, while household consumption rose by 3.8% using the same base of comparison. Using the new methodology, Brazil’s real GDP grew 3.7% in 2006 relative to the previous year. The agricultural, industrial and services sectors increased 4.1%, 2.8% and 3.7%, respectively, in 2006 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased 8.7% in 2006 relative to 2005, while household consumption rose by 4.3 % using the same base of comparison.

Please see “Selected Brazilian Economic Indicators” on page S-4 of the prospectus supplement dated June 19, 2007 for a summary of the impact of the revision on key macroeconomic indicators.

Prices

The broad consumer rate index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 3.2% in the twelve-month period ended May 31, 2007.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006 and 4.4% in the twelve-month period ended May 31, 2007.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005, R$2.1380 to U.S.$1.00 on December 29, 2006 and R$1.9047 to U.S.$1.00 on June 18, 2007.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose to 10.7% in July 2006 before declining to 8.4% in December 2006. In 2007, the unemployment rate rose to 9.3% in January and further to 10.1% in April.

Foreign Investment

In 2006, net foreign direct investment totaled approximately U.S.$18.8 billion, compared with approximately U.S.$15.1 billion of such investment registered in 2005. During the first three months of 2007, net foreign direct investment totaled approximately U.S.$6.6 billion, compared with approximately U.S.$4.0 billion of such investment registered during the corresponding period in 2006.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16.0%. In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 16.0% to 19.75% between September 15, 2004 and May 18, 2005. After leaving the Over/Selic rate target unchanged on June 15, 2005, July 20, 2005 and August 17, 2005, the Central Bank reduced its Over/Selic rate target to 19.50% on September 14, 2005, 19.0% on October 19, 2005, 18.5% on November 23, 2005, 18.0% on December 14, 2005, 17.25% on January 18, 2006, 16.5% on March 8, 2006, 15.75% on April 19, 2006, 15.25% on May 31, 2006, 14.75% on July 19, 2006, 14.25% on August 31, 2006, 13.75% on October 18, 2006, 13.25% on November 29, 2006, 13.00% on January 24, 2007, 12.75% on March 7, 2007, 12.50% on April 18, 2007 and 12.0% on June 6, 2007.

Public Finance

In 2006, Brazil’s accumulated consolidated public sector primary surplus was R$90.1 billion (3.9% of GDP), compared with the R$93.5 billion (4.4% of GDP) consolidated public sector primary surplus in 2005. The accumulated consolidated public sector nominal deficit in 2006 was R$69.9 billion (3.0% of GDP), compared with the R$63.6 billion (3.0% of GDP) consolidated public sector nominal deficit in 2005.

During the first three months of 2007, Brazil’s consolidated public sector primary surplus totaled R$27.3 billion (4.7% of GDP), compared with the R$21.0 billion (3.9% of GDP) consolidated public sector primary surplus recorded in the corresponding period in 2006. The consolidated public sector nominal deficit for the first three months of 2007 was R$11.6 billion (2.0% of GDP), compared with the R$23.2 billion (4.3% of GDP) consolidated public sector nominal deficit recorded in the corresponding period in 2006.

The 2007 budget was approved by the National Congress on December 22, 2006. On December 29, 2006, President Lula signed the budget directives law, or LDO, for 2007. The LDO includes, among other things, a provision that allows the President to use funds that exceeded the primary surplus target of 4.25% of GDP in 2006 for additional investment in the pilot program for selected infrastructure and other public projects in 2007.

On January 22, 2007, the Government unveiled the Growth Acceleration Plan 2007-2010 or “PAC”, a set of measures seeking to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. The measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures.

In the infrastructure area, the PAC projects investments of R$ 504 billion in the period 2007-2010, of which R$ 436 billion would come from state-owned companies and from the private sector. One of the main measures would increase investments in the Projeto-Piloto de Investimentos Públicos, or PPI, to 0.5% of GDP in the period, which amount could be discounted from the primary surplus target of 4.25% of GDP for each year in the 2007-2010 period. The measures to stimulate credit and improve funding conditions will seek to increase the volume of credit for housing and sanitation by, among other things, creation of an onlending facility at CEF, increasing public sector credit limits, creating an infrastructure investment fund with FGTS resources, and increasing the liquidity of the Residential Leasing Fund. The National Monetary Council has also reduced the long-term interest rate to 6.5% and the BNDES board has reduced spreads for infrastructure loans.

Measures to improve the investment climate include measures to streamline environmental review of infrastructure projects and the competition law regime, as well as the reestablishment of Superintendencia de Desenvolvimento da Amazonia (SUDAM) and Superintendencia de Desenvolvimento do Nordeste (SUDENE). This cluster also includes proposals for redefining the scope of regulatory agency authority, a natural gas law, and the recently enacted laws on the regulatory regime for sanitation and the opening of the reinsurance market.

Tax reductions include tax exemptions for certain investments in infrastructure and civil engineering, including dedicated infrastructure funds, and incentives for technological development (digital television, semi-conductors and micro-computers) and certain measures already adopted, such as a law for small and medium-size enterprises, adjustments in individual income tax rates, extensions of accelerated depreciation provisions and PIS and COFINS provisions applicable in civil construction. Improvements in the tax system include new measures such as changes in collection dates for social security and PIS and COFINS contributions and other measures already under discussion or in implementation, including the creation of an independent Federal Revenue Service, installation of electronic and digital systems and a renewed effort to address and expand tax reform. With these measures, the Government projects a decrease in tax revenues of R$6.6 billion in 2007 and of R$11.5 billion in 2008.

Long-term fiscal measures designed to improve fiscal sustainability over the next years include a rule limiting raises in civil servants’ salaries (1.5% in real terms) and in the minimum wage (real GDP change, measured with a 2-year lag, plus inflation from the prior year), improvements in the management of social security and the creation of a council to debate social security measures to be implemented in the future to decrease the fiscal deficit. This cluster also includes proposals to improve public contracting procedures, to improve corporate governance at state-owned companies, to conclude the liquidation of the state-owned railway company, Rede Ferroviaria Federal, S.A. (RFFSA), and shipping company, Companhia de Navegação do São Francisco (FRANAVE), and to adopt new legislation concerning retirement accounts for federal Government employees.

Many of the measures still need to be approved by Congress, while other measures have been implemented by means of provisional measure, Presidential decree or resolutions of the National Monetary Council.

On February 7, 2007 President Lula signed the 2007 Federal Budget Law. On February 15, 2007, the Government announced an expenditures contingency decree covering R$16.4 billion of budgeted expenditures. For the first time ever the Government will deduct funds for PPI investments in the amount of R$11.3 billion. This amount is not to be considered as current expenditure when computing the primary result. On February 21, 2007, the Government announced an additional expenditures contingency decree covering R$1.25 billion of budgeted expenditures.

On February 29, 2007, the Government announced that, following the release of new GDP numbers using the new methodology, the primary surplus target would be determined in nominal terms and not in proportion to GDP. The nominal target for 2007 was set at R$95.9 billion, which represents around 3.8% of GDP according to the new methodology and remains unchanged from the nominal target established before the release of the new GDP numbers by the IBGE. The PPI expenditures that can be deducted from the primary surplus target remained unchanged at R$11.3 billion. Accordingly, the primary surplus target, after PPI expenditures of R$11.3 billion, would be R$84.6 billion.

Public Debt

Brazil’s net public sector debt stood at R$1,088.5 billion (or 45.0% of GDP) on March 31, 2007, compared with R$1,002.5 billion (or 46.5% of GDP) on December 31, 2005 and R$1,067.4 billion (or 44.9% of GDP) on December 31, 2006. On March 31, 2007, Brazil’s consolidated net public sector external debt was a negative R$113.7 billion (or a negative 4.7% of GDP).

On April 30, 2007, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$13.4 billion (1.2% of all federal domestic debt securities), down from approximately

R$14.2 billion (1.3% of all federal domestic securities) on December 31, 2006. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate increased to R$426.3 billion (37.0% of all federal domestic debt securities) on April 30, 2007 from R$413.7 billion (37.8% of all federal domestic debt securities) on December 31, 2006. By contrast, fixed rate federal domestic debt securities increased to R$443.3 billion (38.5% of all federal domestic debt securities) on April 30, 2007 from R$419.2 billion (38.3% of all federal domestic debt securities) on December 31, 2006.

In April 2007, the average tenor of Brazil’s federal domestic debt securities was 32.7 months, compared with the average tenor of 33.2 months in December 2002 , 31.3 months in December 2003, 28.1 months in December 2004, 27.4 months in December 2005 and 31.1 months in December 2006. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies” in Brazil’s Annual Report for 2005 on Form 18-K filed with the SEC on June 30, 2006. Of the R$1,151.5 billion in federal domestic debt securities outstanding on April 30, 2007, 36.2% were scheduled to mature on or before April 30, 2008.

On July 27, 2006, Brazil commenced an invitation to holders of 12.75% U.S. Dollar-Denominated Global Bonds due 2020, 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B, 10 1/8% U.S. Dollar-Denominated Unsecured Global Bonds due 2027 and 12 1/4% U.S. Dollar-Denominated Global Bonds due 2030 (collectively, the “Old Bonds”) to submit one or more offers to exchange such Old Bonds for 7.125% Global Bonds due 2037 (the “2037 Global Bonds”), on the terms and subject to the conditions set forth in the prospectus supplement dated July 27, 2006 to the prospectus dated October 24, 2005. The invitation expired at 3:00 P.M., New York City time, on August 2, 2006. Brazil issued U.S.$500,043,000 aggregate principal amount of 2037 Global Bonds pursuant to the invitation. In addition, Brazil paid an aggregate amount of U.S.$233,229,470.07 in cash representing the total of the difference between the exchange price for each series of Old Bonds and the re-offer price of the 2037 Global Bonds and an aggregate amount of U.S.$20,250,190.05 in cash equal to the accrued and unpaid interest (to but not including August 16, 2006, the settlement date) on each series of Old Bonds minus the accrued and unpaid interest (to but not including August 16, 2006, the settlement date) on the 2037 Global Bonds. The 2037 Global Bond re-offer price used for the purpose of determining the cash payment amounts was U.S.$996.84 per U.S.$1,000 principal amount of 2037 Global Bonds.

On September 5, 2006, the Government stated that it was modifying its previously announced program for the repurchase of certain external debt securities to include external debt securities scheduled to mature through 2012. The Government’s repurchase program had previously included external debt securities scheduled to mature through 2010, as well as Brazil’s Brady bonds. The modification to the repurchase program adds approximately U.S.$4.8 billion aggregate principal amount of external debt securities to the eligible securities covered by the Government’s repurchase program. On January 15, 2007, the Government announced that it was further modifying its repurchase program to include all Federal external public debt regardless of maturity.

Also, on January 15, 2007, the Government announced that, in connection with its repurchase program, it had repurchased or redeemed U.S.$13.9 billion aggregate principal amount of its outstanding external debt securities between January 1, 2006 and December 31, 2006, including the repurchase of U.S.$6.5 billion of outstanding Brady bonds.

On March 28, 2007, the Government announced that, in connection with its repurchase program, it had repurchased or redeemed U.S.$564.5 million aggregate principal amount of its outstanding external debt securities during the first two months of 2007, including the repurchase of U.S.$178.0 million of Amortizing Global Bonds due 2018 and U.S.$105 million of Global Bonds due 2040, although these bonds have not yet been cancelled.

On September 13, 2006, Brazil issued R$1,600,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are denominated in reais, Brazil’s official currency.

Principal of and interest on the Global BRL Bonds will be translated into, and payment of such principal and interest will be made in, U.S. dollars. The offering of Global BRL Bonds was Brazil’s second offering of real-denominated bonds in the international capital markets.

On October 13, 2006, Brazil issued R$650,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are a further issuance of, and form a single series with, the R$1,600,000,000 aggregate principal amount of Brazil’s outstanding 12.50% Global BRL Bonds due 2022 that were previously issued on September 13, 2006.

On November 14, 2006, Brazil issued U.S.$1,500,000,000 aggregate principal amount of its 6% Global Bonds due 2017.

On December 11, 2006, Brazil issued R$750,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are a further issuance of, and form a single series with, the R$2,250,000,000 aggregate principal amount of Brazil’s outstanding 12.50% Global BRL Bonds due 2022 that were previously issued on September 13, 2006 and October 13, 2006.

On January 4, 2007, Brazil issued National Treasury Notes, F Series, that mature in 2017 – the longest fixed rate bond issue of the National Treasury in the domestic market. The bonds were issued with a coupon of 12.47% and raised R$267.5 million in cash. The issue follows the announcement by the National Treasury in October 2006 of a new fixed rate bond issuance pattern. According to the new pattern, National Treasury Notes, F Series, or NTN-Fs, will be issued with 3-year, 5-year and 10-year maturities, while National Treasury Letters, or LTNs, will be issued with 6-month, 12-month and 24-month maturities.

On January 30, 2007, Brazil issued U.S.$500,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037. The global bonds are a further issuance of, and form a single series with, the U.S.$2,000,043,000 aggregate principal amount of Brazil’s outstanding 7.125% Global Bonds due 2037 that were previously issued on January 18, 2006, March 23, 2006 and August 16, 2006.

On February 14, 2007, Brazil issued R$1,500,000,000 aggregate principal amount of its 10.25% Global BRL Bonds due 2028.

On March 27, 2007, Brazil issued R$750,000,000 aggregate principal amount of its 10.25% Global BRL Bonds due 2028. The Global BRL Bonds are a further issuance of, and form a single series with, the R$1,500,000,000 aggregate principal amount of Brazil’s outstanding 10.25% Global BRL Bonds due 2028 that were previously issued on February 14, 2007.

On April 11, 2007, Brazil issued U.S.$525,000,000 aggregate principal amount of its 6% Global Bonds due 2017. The global bonds are a further issuance of, and form a single series with, the U.S.$1,500,000,000 aggregate principal amount of Brazil’s outstanding 6% Global Bonds due 2017 that were previously issued on November 14, 2006.

On May 17, 2007, Brazil issued R$787,500,000 aggregate principal amount of its 10.25% Global BRL Bonds due 2028. The Global BRL Bonds are a further issuance of, and form a single series with, the R$2,250,000,000 aggregate principal amount of Brazil’s outstanding 10.25% Global BRL Bonds due 2028 that were previously issued on February 14, 2007 and March 27, 2007.

On June 19, 2007, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, R$750,000,000 aggregate principal amount of its 10.25% Global BRL Bonds due 2028. The Global BRL Bonds will be a further issuance of, and will be consolidated to form a single series with, the R$3,037,500,000 aggregate principal amount of Brazil’s outstanding 10.25% Global BRL Bonds due 2028 previously issued on February 14, 2007, March 27, 2007 and May 17, 2007. The settlement for this offering is expected to occur on June 26, 2007.